================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       -----------------------------------

                                    FORM 11-K

                       -----------------------------------

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                     For the fiscal year ended June 30, 1996

                       -----------------------------------

                        Commission file number: 33-60032

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                       -----------------------------------


                          Buckeye Cellulose Corporation
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                               Plan Number 333/001

       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1996 and 1995


================================================================================

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                               Form 5500--Item 26b
             Audited Financial Statements and Supplemental Schedules

                       Years ended June 30, 1996 and 1995




                                    Contents

Report of Independent Auditors.............................................1

Financial Statements

Statements of Net Assets Available for Benefits,
  with Fund Information....................................................2
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information....................................................4
Notes to Financial Statements..............................................5


Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes..................10
Item 27d--Schedule of Reportable Transactions..............................11

                         Report of Independent Auditors

To the Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Buckeye Retirement Plus Savings Plan (the Plan) as of June 30, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1996 and 1995 and the changes in net assets available for benefits for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits as of June 30, 1996 and 1995 and the statement of changes in net assets available for benefits for the year ended June 30, 1996 is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



December 6, 1996

                                          Buckeye Retirement Plus Savings Plan

                                    Statements of Net Assets Available for Benefits,
                                                  with Fund Information

                                                      June 30, 1996

                               Money                               Stock        Growth                     Buckeye
                              Market       Bond      Balanced      Index         Stock        Value         Stock
                               Fund        Fund        Fund         Fund         Fund          Fund         Fund         Total
                           --------------------------------------------------------------------------------------------------------
Investments, at fair
    value--Note 3:
Mutual funds:
  Money Market Fund          $408,590    $          $           $             $             $            $             $  408,590
  Bond Fund                               274,524                                                                         274,524
  Balanced Fund                                      1,214,842                                                          1,214,842
  Stock Index Fund                                               2,063,777                                              2,063,777
  Growth Stock Fund                                                            6,245,364                                6,245,364
  Value Fund                                                                                 1,676,435                  1,676,435
  Buckeye Stock Fund                                                                                      1,119,828     1,119,828
                           --------------------------------------------------------------------------------------------------------
Total investments             408,590     274,524    1,214,842   2,063,777     6,245,364     1,676,435    1,119,828    13,003,360

Contributions receivable:
  Employer                        759         279        1,289       2,305         9,521         2,221    2,379,605     2,395,979
  Employee                      1,842       2,267       26,408      64,275       170,074       102,191       67,704       434,761
                           --------------------------------------------------------------------------------------------------------
                                2,601       2,546       27,697      66,580       179,595       104,412    2,447,309     2,830,740

Cash                                          300                    1,311         3,006                  2,453,060     2,457,677
Accrued income                  1,951          11           40          71           246            24        1,436         3,779
                           --------------------------------------------------------------------------------------------------------
Net assets available for
    benefits                 $413,142    $277,381   $1,242,579  $2,131,739    $6,428,211    $1,780,871   $6,021,633   $18,295,556
                           ========================================================================================================

See accompanying notes.

                                           Buckeye Retirement Plus Savings Plan

                                      Statements of Net Assets Available for Benefits,
                                                   with Fund Information

                                                        June 30, 1995

                                        Money                                      Stock         Growth
                                       Market         Bond         Balanced        Index         Stock
                                        Fund          Fund           Fund          Fund           Fund          Total
                                    ---------------------------------------------------------------------------------------
Investments, at fair value--Note 3:
Mutual funds:
  Money Market Fund                   $371,175      $            $              $              $              $  371,175
  Bond Fund                                          296,576                                                     296,576
  Balanced Fund                                                   1,129,889                                    1,129,889
  Stock Index Fund                                                               1,275,380                     1,275,380
  Growth Stock Fund                                                                             5,564,195      5,564,195
                                    ---------------------------------------------------------------------------------------
Total investments                      371,175       296,576      1,129,889      1,275,380      5,564,195      8,637,215

Contributions receivable:
  Employer                             130,445        80,067        293,226        330,885      1,252,412      2,087,035
  Employee                               9,409        15,993         97,780         99,065        478,741        700,988
                                    ---------------------------------------------------------------------------------------
                                       139,854        96,060        391,006        429,950      1,731,153      2,788,023

Cash                                     1,082           985          7,603         83,423         14,789        107,882
Accrued income                          14,758            10             59          5,468            154         20,449
                                    ---------------------------------------------------------------------------------------
Net assets available for benefits     $526,869      $393,631     $1,528,557     $1,794,221     $7,310,291    $11,553,569
                                    =======================================================================================

See accompanying notes.

                                              Buckeye Retirement Plus Savings Plan

                                 Statement of Changes in Net Assets Available for Benefits,
                                                      with Fund Information

                                                    Year ended June 30, 1996

                                           Money                             Stock      Growth                Buckeye
                                           Market      Bond     Balanced     Index       Stock      Value      Stock
                                            Fund       Fund       Fund        Fund       Fund        Fund       Fund        Total
                                         -------------------------------------------------------------------------------------------
Additions To Net Assets Attributed To:
Investment income (loss):
  Net realized and unrealized
    appreciation (depreciation) in
    fair value of investments             $      -   $ (7,958)  $  74,446   $ 404,218 $1,001,738   $  45,357  $ 212,040  $1,729,841
  Interest and dividends                     9,612     21,601      84,812      51,496    365,377     127,186      2,706     662,790
                                         -------------------------------------------------------------------------------------------
                                             9,612     13,643     159,258     455,714  1,367,115     172,543    214,746   2,392,631
Contributions:
  Employer                                     759        700       4,943       7,383     31,609       5,152  2,379,605   2,430,151
  Employee                                  89,047     58,024     242,940     398,227  1,258,147     292,316    201,767   2,540,468
                                         -------------------------------------------------------------------------------------------
                                            89,806     58,724     247,883     405,610  1,289,756     297,468  2,581,372   4,970,619

Total additions                             99,418     72,367     407,141     861,324  2,656,871     470,011  2,796,118   7,363,250

Deductions From Net Assets Attributed To:
Benefits paid to participants               35,027     22,639      81,078      56,566    238,636       1,508     12,262     447,716
Administrative expenses                      4,742      6,486      20,773      28,925     93,581      12,305      6,735     173,547
                                         -------------------------------------------------------------------------------------------
Total deductions                            39,769     29,125     101,851      85,491    332,217      13,813     18,997     621,263
                                         -------------------------------------------------------------------------------------------
Net increase prior to interfund transfers   59,649     43,242     305,290     775,833  2,324,654     456,198  2,777,121   6,741,987
Interfund transfers (net)                 (173,376)  (159,492)   (591,268)   (438,315)(3,206,734)  1,324,673  3,244,512           -
                                         -------------------------------------------------------------------------------------------
Net increase (decrease)                   (113,727)  (116,250)   (285,978)    337,518   (882,080)  1,780,871  6,021,633   6,741,987
Net assets available for benefits at       526,869    393,631   1,528,557   1,794,221  7,310,291           -          -  11,553,569
  beginning of year
                                         -------------------------------------------------------------------------------------------
Net assets available for benefits at      $413,142   $277,381  $1,242,579  $2,131,739 $6,428,211  $1,780,871 $6,021,633 $18,295,556
  end of year
                                         ===========================================================================================

See accompanying notes.

                      Buckeye Retirement Plus Savings Plan

                          Notes to Financial Statements
                                  June 30, 1996


1. DESCRIPTION OF PLAN
----------------------
The following description of the Buckeye Retirement Plus Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan was formed on March 16, 1993 as the Buckeye Profit Sharing Plan. The Plan was significantly amended on July 1, 1993 and the name was changed to the Buckeye Retirement Plus Savings Plan. As amended, the Plan is a multiple-employer contributory defined contribution plan covering all full-time salaried and hourly employees of Buckeye Cellulose Corporation and Buckeye Florida Limited Partnership (the Companies). On the close of business on June 30, 1996, the multiple-employer plan was converted to a single-employer plan, with a single asset pool. Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30).


Contributions
-------------
     Employer--The Companies may make a contribution equal to 4% of each participant's annual gross compensation if certain financial goals are met.

     Employee--All eligible participants may contribute up to 10% of gross compensation to the Plan. Participants may also contribute a portion or all of incentive compensation, provided total employee contributions do not exceed $9,500 and $9,240 for calendar years 1996 and 1995, respectively.


Participant Accounts
--------------------
Each participant's account is credited with the participant's contributions, employer contribution, and allocations of Plan earnings and administrative expenses.


Vesting
-------
Participants are immediately vested in all contributions to the Plan plus actual earnings thereon.

                      Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)
----------------------------------

Investment Options
------------------
Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10% increments in any of the following five investment options:

     Money Market Fund--Funds are invested through a mutual fund in money market instruments backed by the U.S. government.

     Bond Fund--Funds are invested through a mutual fund in a diversified portfolio of primarily U.S. government securities and high quality corporate bonds.

     Balanced Fund--Funds are invested through a mutual fund in a combination of common stocks, bonds and cash.

     Stock Index Fund--Funds are invested through a mutual fund in stocks of the Standard & Poor's 500 Index.

     Growth Stock Fund--Funds are invested through a mutual fund in common stock of companies with growth potential.

     Value Fund--Funds are invested through a mutual fund in equity securities.

     Buckeye Stock  Fund--Funds  are invested in Buckeye  Cellulose  Corporation
(BCC) common stock.

Participants may change their investment options quarterly.


2. SIGNIFICANT ACCOUNTING POLICIES
----------------------------------

Investments
-----------
Investments are stated at fair market value (based on quoted market prices) with the change in carrying value reported as the net change in unrealized appreciation or depreciation in aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                      Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3. INVESTMENTS
--------------
Investments that represent 5 percent or more of the Plan's net assets are separately identified.
                                                             June 30
                                                      1996             1995
                                                   -----------------------------
Investments at fair value as determined by
     quoted market price:
   Federated Short Term U.S. Government
     Treasury, 408,590 and 371,175 shares,
     respectively                                 $   408,590      $   371,175
   Strong Government Securities Fund, 26,809
     and 28,326 shares, respectively                  274,524          296,576
   Fidelity Balanced Fund, 86,848 shares                    -        1,129,889
   Vanguard Index Trust 500 Portfolio, 24,934
     shares                                                 -        1,275,380
   Janus Fund, Inc., 245,494 and 254,305
     shares, respectively                           6,245,364        5,564,195
   Dodge and Cox Balance Fund, 21,532 shares        1,214,842                -
   Vanguard Institutional Index Fund, 32,634
     shares                                         2,063,777                -
   MAS Value Fund, 111,169 shares                   1,676,435                -
   Buckeye Cellulose Corporation common stock,
     40,721 shares                                  1,119,828                -
                                                --------------------------------
                                                  $13,003,360       $8,637,215
                                                ================================

                      Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)
--------------------------
During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                               Year ended
                                                             June 30, 1996
                                                           -----------------
  Investments at fair value as determined by
     quoted market price:
  Strong Government Securities Fund                            $  (7,958)
  Dodge and Cox Balanced Fund                                     74,446
  Vanguard Institutional Index Fund                              182,519
  Vanguard Index Trust 500 Portfolio                             221,699
  Janus Fund, Inc.                                             1,001,738
  MAS Value Fund                                                  45,357
  Buckeye Cellulose Corporation common stock                     212,040
                                                           -----------------
                                                              $1,729,841
                                                           =================

4. RELATED PARTY TRANSACTIONS
-----------------------------
The Plan purchased 40,721 shares of BCC common stock during the year. The stock had a market value of $1,119,828 at June 30, 1996. There were no other transactions with related parties.


5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
---------------------------------------------------------
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                                June 30, 1996
                                                               ----------------

Net assets available for benefits per the financial statements   $18,295,556
Amounts allocated to withdrawn participants                         (153,033)
                                                               ----------------
Net assets available for benefits per the Form 5500              $18,142,523
                                                               ================

                      Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)


5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)
---------------------------------------------------------------------
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   Year ended
                                                                 June 30, 1996
                                                               ----------------

Benefits paid to participants per the financial statements          $447,716
Amounts allocated on Form 5500 to withdrawn participants
  at June 30, 1996                                                   153,033
                                                               ================
Benefits paid to participants per the Form 5500                     $600,749
                                                               ================

6. PLAN TERMINATION
-------------------
Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will be entitled to 100 percent of the value in their accounts.


7. INCOME TAX STATUS
--------------------
The Internal Revenue Service (IRS) has ruled that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                      Buckeye Retirement Plus Savings Plan

            Item 27a--Schedule of Assets Held for Investment Purposes
                                  June 30, 1996

        Description of Investment
         Including Maturing Date,        Number
            Rate of Interest,              of                        Current
          Par or Maturity Value          Shares        Cost           Value
-------------------------------------------------------------------------------

Federated Short Term U.S. Government
  Treasury                               408,590   $   408,590    $   408,590
Strong Government Securities Fund         26,809       280,771        274,524
Dodge and Cox Balanced Fund               21,532     1,115,282      1,214,842
Vanguard Institutional Index Fund         32,634     1,915,698      2,063,777
Janus Fund, Inc.                         245,494     5,542,774      6,245,364
MAS Value Fund                           111,169       924,537      1,676,435
*Buckeye Cellulose Corporation common
  stock                                   40,721       909,783      1,119,828
                                                   ----------------------------
                                                   $11,097,435    $13,003,360
                                                   ============================

* Denotes party-in-interest of the Plan.

                                       Buckeye Retirement Plus Savings Plan

                                  Item 27d--Schedule of Reportable Transactions
                                            Year ended June 30, 1996
                                                                                                              Current
                                                                                                              Value of
      Identity                    Description               Number                                            Asset on        Net
         of                           of                      of        Purchase    Selling      Cost of     Transaction    Gain or
   Party Involved                 Investment             Transactions    Price       Price        Asset         Date         (Loss)
------------------------------------------------------------------------------------------------------------------------------------

 Category (i)--single transaction in excess of
     5 percent of plan assets
Purchases of assets:
  First Tennessee Bank* Dodge & Cox Balanced Fund              1        $924,025   $             $924,025      $924,025      $
                        Dodge & Cox Balanced Fund              1         620,245                  620,245       620,245
                        Janus Fund                             1         927,440                  927,440       927,440
                        MAS Value Fund                         1         833,885                  833,885       833,885
                        Fidelity Balanced Fund                 1         979,939                  979,939       979,939
                        Fidelity Balanced Fund                 1       1,436,083                1,436,083     1,436,083
                        Fidelity Balanced Fund                 1         617,473                  617,473       617,473
                        Fidelity Balanced Fund                 1       1,014,002                1,014,012     1,014,012
                        Vanguard Institutional Index Fund      1       1,339,826                1,339,826     1,339,826
                        Vanguard Institutional Index Fund      1         828,157                  828,157       828,157
Sales of assets:
  First Tennessee Bank* Janus Fund                             1                     777,622      685,019       739,809       37,813
                        Janus Fund                             1                     969,102      804,437       862,463      106,639
                        Janus Fund                             1                     604,957      500,053       534,689       70,268
                        Vanguard Index Trust 500 Portfolio     1                   1,339,826    1,114,206     1,210,479      129,347
                        Vanguard Index Trust 500 Portfolio     1                     828,157      687,556       749,780       78,377
                        Fidelity Balanced Fund                 1                     957,550      957,550       957,550
                        Fidelity Balanced Fund                 1                     610,518      610,518       610,518


                                           Buckeye Retirement Plus Savings Plan

                                Item 27d--Schedule of Reportable Transactions (continued)
                                                                                                              Current
                                                                                                              Value of
      Identity                    Description              Number                                             Asset on        Net
         of                           of                     of         Purchase    Selling      Cost of     Transaction    Gain or
   Party Involved                 Investment            Transactions     Price       Price        Asset         Date         (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii)--series of transactions in excess of
     5 percent of plan assets
Purchases of assets:
  First Tennessee Bank* Buckeye Cellulose Corp.               69     $  909,783    $           $  909,783    $  909,783    $
                        Dodge & Cox Balanced Fund             73      1,868,408                 1,868,408     1,868,408
                        Janus Fund                            95      3,275,003                 3,275,003     3,275,003
                        MAS Value Fund                        73      1,847,149                 1,847,149     1,847,149
                        Vanguard Institutional Index Fund     52      2,388,954                 2,388,954     2,388,954
                        Vanguard Index Trust Fund             59        866,672                   866,672       866,672
                        Fidelity Balanced Fund               612      3,370,723                 3,370,723     3,370,723
Sales of assets:
  First Tennessee Bank* Dodge & Cox Balanced Fund             20                     728,821      723,785       753,127     (24,306)
                        Janus Fund                            25                   3,595,518    3,062,889     3,296,370     299,148
                        Vanguard Index Trust 500 Portfolio    13                   2,363,854    1,967,013     2,142,155     221,699
                        Fidelity Balanced Fund               388                   3,400,519    3,400,519     3,400,519

* Denotes party-in-interest of the plan.

There were no category (ii) or (iv) reportable transactions during 1996.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Cellulose Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLUS SAVINGS PLAN



By:      /s/  DAVID H. WHITCOMB
   ------------------------------------
           David H. Whitcomb,
     Vice President and Comptroller

Date: December 20, 1996